Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

The following is a transcript of a presentation by Marius Kloppers, Chief Executive Officer, BHP Billiton, a video of which is available on www.bhpbilliton.com.

BHP BILLITON

INTERIM RESULTS PRESENTATION

WEDNESDAY, 6 FEBRUARY 2008 at 10.00 am

MERRILL LYNCH FINANCIAL CENTRE

Governor Phillip Tower, Sydney

MARIUS KLOPPERS: Ladies and gentlemen, my name is Marius Kloppers, Chief Executive Officer of BHP Billiton. I am here to welcome you to today’s presentation for the half year results for financial year 2008. I’m speaking to you from Sydney. Alex Vanselow is in London and we have got a number of other members of my executive committee here.

Let me start off on a more serious note about safety. There is no more important issue for us. We have had 10 fatalities during this half year and this has deeply concerned me, the board and the rest of our management team. Although our statistical rates on injuries and other events continued to show very good progress from the industry leading levels, the fact is that low injury rates will not prevent fatalities and the reality is that we have lost 10 of our colleagues. Their families and friends have lost so much more. We clearly need to continue to focus on safety and we will never be successful if we can’t achieve our goal of zero harm. There is no single answer, but I do believe that zero harm, which is our stated objective, is the only way to go about this.

In the six months that have passed, we have continued to focus on our core business and our core strategy, despite some of the matters which I am sure you are interested in and which we have been contemplating during the last six months, and these core areas for us are. In addition to safety which I have already stated, the absolute overriding and number one commitment is operating reliably and efficiently, getting our assets to perform at 100 per cent of their capacity 100 per cent of the time and to execute our growth projects on budget, on time and safely and, of course, in addition to that, absolute iron control of costs in what is a very inflationary environment.

Our set of results, and Alex will give you more details from London, demonstrates our core focus. We achieved record production across the breadth of our business and earnings records for key commodities. Our cost performance has been nothing short of exceptional. We continued our track record of successful project execution, achieving first production in seven main projects across five commodities. We also approved four new projects. Our cash flow generation has continued to be strong, which, apart from re-investing in our business, has allowed us to complete $8.8 billion of our $13 billion share buy-back program and today we declared a 29 cent interim dividend and this is a 45 per cent uplift on the comparable period last year.

While we need to be cognisant of the fluidity in the shorter term, macro environment, and I’ll say a few worlds more about that in just a while, we remain absolutely convinced of the long-term growth fundamentals of those emerging economies driving demand for our product.

Let me hand over to Alex to take you through the details of our financial results and then I’ll talk to you a little bit after that again. Alex.

ALEX VANSELOW: Thanks. Welcome to everyone. It is my pleasure to take you through our results in more detail and show how the basic fundamentals of solid production performance, cost control and growth delivery, as outlined by Marius, are translated into another strong set of financial results.

We generated $25.5 billion in revenue, up 15 per cent. Our EBIT was 9.6 billion, up 5 per cent. Attributable profit of 6 billion was slightly lower than the previous period, mainly because benefits from prior year US tax losses were fully utilised through the course of last year. However, earnings per share benefited from recent share buy-backs and, at US106.8 cents, was 2.8 per cent higher than the same period last year. We had a net operating cash flow of 7.9 billion, which was an increase of 11 per cent. Despite softening in commodity prices and a weak US dollar, our EBIT margin remained a healthy 44 per cent, demonstrating once again the value of diversification, scale and quality. Our balance sheet remains very strong, with underlying gearing at 28 per cent. This was achieved while continuing substantial capital investment, share buy-backs and our recently rebased progressive dividend policy.

Before taking you through the results of each of the CSGs, I would like to draw your attention to the overall strong financial performance of our business. These results were driven by excellent production performance, outstanding cost containment and higher prices. Offsetting this was the impact of the weakening US dollar on our business. In this environment, three of our CSGs - Iron Ore, Manganese and Petroleum - had record EBIT.

Let’s now look at these results in more detail, starting with Petroleum. With strong oil prices and increased production, Petroleum achieved a record EBIT of almost 2 billion, up 22 per cent. This reflects the change in the average realised price of oil per barrel from $64 to $81. Total production was a record, mostly due to the start-up of Atlantis and Genghis Khan in the US and Skybarrow in Australia. Petroleum’s production profile will continue to increase in the second half as these operations ramp up and the Neptune and Zamzama expansion are commissioned.

Gross exploration expenditure in Petroleum was $295 million and this was higher as a result of increased activity in the Gulf of Mexico and Western Australia. To support the capture of further opportunities in these areas, we have increased Petroleum’s exploration budget for fiscal year 2008 to $600 million.

Aluminium delivered record alumina and metal production. However, EBIT of $680 million was down 19 per cent, largely due to lower average prices.

The power situation in South Africa has deteriorated and while we will continue to manage this closely, it will impact volumes in the months ahead.

Base metals’ EBIT rose 17 per cent to $3.4 billion. This was driven by record copper concentrate production and significantly higher production of silver, lead and zinc. Spence, together with Escondida Sulphide Leach in Chile and Pinto Valley in the United States, provided 96,000 tonnes of additional copper production.

Olympic Dam achieved an all-time high in total material milled and hoisted. The pre-feasibility study is also progressing well.

The Stainless Steel Materials EBIT was down 44 per cent to $799 million. This result was impacted by softer demand that led to some build-up of inventories and planned shutdowns at the Kalgoorlie Nickel Smelter and Yabulu. Also, start-up costs at Ravensthorpe and Yabulu of 132 million had a negative impact on EBIT.

Market conditions improved in the second quarter and the outlook for production is positive. The ramp-up of Ravensthorpe is under way and the commissioning of the Yabulu expansion is on target for the current quarter.

Iron Ore delivered another record result, driven by higher prices and volumes and increased spot sales. EBIT was up 19 per cent to a record $1.7 billion. Production was again a record, with the benefit of the additional capacity of RGP2 and some early gains coming from the commissioning of RGP3. Samarco also achieved record production.

Excluding the impact of foreign exchange, costs were flat half on half. Business excellence initiatives helped to mitigate the impact of higher energy prices and the US dollar weakness.

We will continue to add production volume as RGP3 is fully ramped up and the Samarco 3rd pellet plant comes on stream.

Higher sales and all-time record ore and alloy production and higher prices for the half year have driven Manganese EBIT up 311 per cent to $431 million for the period.

The Groote Eylandt expansion of an additional one million tonne per annum of concentrate was approved during the period. This will take production to 4.2 million tonnes per annum by 2010.

In Metallurgical Coal, EBIT was $523 million, down 20 per cent, mainly attributable to lower prices. Production for the half year was higher than the comparative period and was achieved despite the unseasonal wet weather in Queensland. Both Illawarra and Queensland Coal achieved record half-year shipments, with the latter benefiting from the expanded Hay Point terminal.

Recent heavy flooding in Queensland will constrain production in the current quarter.

EBIT for Energy Coal increased by 15 per cent to $277 million. Higher production was achieved at Hunter Valley Coal in Australia and Cerrejon in Columbia.

The Klipspruit Project in South Africa and the new export terminal at Newcastle in Australia have now been approved.

In Diamonds and Specialty Products, EBIT was $72 million, a decrease of 8 per cent compared to last year, mainly due to the increased exploration activity in Angola of $34 million and continued exploration activity on prospective potash acreage in Canada.

The Koala Underground Project was delivered ahead of schedule and under budget.

This completes the highlights for each of the CSGs. Before I hand you back to Marius, I would like to go over two key areas of focus and one of them, as Marius has mentioned, is the costs side.

Our cost performance and our cost management initiatives again delivered outstanding results. The half-on-half year increase was just 1.7 per cent. Our cash cost increase was less than $200 million. This is the lowest rate of increase since cost pressures began more than four years ago. We have now achieved a declining rate for four consecutive half years. This was achieved in an environment where energy costs are at an all-time high and where labour in the resources sector continues to be in short supply. In fact, 77 per cent of our cost increases have come from fuel and energy, raw materials and labour. Fuel and energy cost increases are more than offset by our long energy portfolio position. Raw materials have a strong price correlation to our products and higher manning numbers reflect the newly commissioned expansions.

Savings from operational improvements, cost mitigation exercises and revenue enhancements totalled 414 million for the half year.

The second key focus area is the delivery of value to our shareholders. Our priorities for cash flow remain unchanged. First is to re-invest in value accretive opportunities in the business. Assuming that our capital structure is supportive, we then return funds to shareholders. Today we announced an interim dividend of 29 cents per share, which is up 45 per cent. This is our 12th consecutive dividend increase and our compound dividend growth rate over the last six years is 27 per cent.

The $13 billion capital management initiative we announced last year was suspended on 14 December 2007 with a $4.2 billion balance outstanding. During the first half of this financial year, we repurchased 97 million shares via on market buy-backs and we have cancelled 71 million of these shares.

Going back, since our first buy-back in 2004, we have repurchased $680 million shares, representing approximately 11 per cent of the total shares on issue.

To conclude, we operated our assets well, with strong production and excellent cost containment, we delivered new projects and continue to invest in the business at record levels. We continue to reward shareholders through significantly increased dividends and value accretive capital management.

In summary, this was another outstanding result and with that, I’ll hand you back to Marius.

MARIUS KLOPPERS: Thank you, Alex. For a number of years, we have spoken a lot about the industrialisation taking place in China and India, how this has impacted our business and how we see the strong long-term growth fundamentals.

As I stand here today, as I stated earlier, I don’t see any change to this long-term outlook and we continue to plan and execute our strategy on that basis. The chart here on the left-hand side shows that GDP for China and India has grown strongly and we expect this to continue. However, recent events cannot be ignored.

Sentiment has changed and the shorter term has become more fluid and while I don’t want to deviate from the words of my predecessor Chip Goodyear, who always used to say we don’t make crystal balls around here, I thought I would give a few perspectives of what we can expect in the shorter term.

China’s growth is driven by domestic demand. It is driven by investment and private consumption. Trade is an important activity, reflecting China’s ever-increasing integration into the global economy. Net exports have risen in recent years, as you can see on the chart, but growth continues to be dominated by domestic demand.

A lot has been said about the impact of the US consumer on Chinese growth. A US recession is likely to have an impact, but how much? There are a couple of important factors which would determine the extent of impact on China’s growth. Firstly, China’s export markets are remarkably diversified, as you can see on the chart. And the US is no longer the most important destination for mainland goods. This is illustrated by the chart on the left-hand side. The real question is can additional Chinese consumption offset the shorter term slowdown in the US?

In many of our key commodities, China and India together, just as a rule of thumb on average, consume or are approaching the same consumption as the US and the EU together, about the same size on average, and we show that on this chart. But worthwhile noting here on the right-hand side is also how much incremental demand is accounted for by China and it is in this context that we need to consider the shorter-term impact of the US issues. Each unit of consumption that you lose in the equally sized European and American market needs to be made up by an incremental unit of consumption in China and the US.

It is not a one to one ratio just simply looking at GDP percentages because each unit of GDP in China, just to make it more complex, is about five times as metals intensive as a unit of GDP in the US and this just reflects the stage of development, the fact that urbanisation, manufacturing and so on is causing investment.

A further variable to add to the mix is that the supply side has been constrained and, indeed, by and large, it has been supply side lag, where the supply side has continued to underperformed estimates of analysts over many years now that has kept or have kept prices buoyant and it is the supply side which will co-determine prices going forward. So again, no crystal ball, but putting all of these factors together, although we expect that commodity markets will display resilience in the short-term in this period where there’s been some change, we are a bit more reserved about the short-term than we were 12 months ago.

But back to the long-term fundamentals. Many people are now more comfortable with the infrastructure build that is required to develop, for example, new cities as whole populations urbanise. Even the most developed of cities in, for example, China still require substantial infrastructure development, creating the baseline demand for our products. What we have shown here is Beijing’s Subway system and just compared that to Paris and Tokyo. The second phrase of infrastructure development is just beginning.

In summary, our outlook for long-term demand is absolutely unchanged. So what are we doing about meeting this demand? You will have seen this chart many times over the last half year or so and I want to reinforce that we have a fantastic portfolio of projects totalling now about $85 billion. These projects are underpinned by the definitive set of assets which will provide us with a high quality, lower risk options to continue to grow our output to meet the demand that we have just shown you in the long-term. As many of these expansions are of existing operations, they can be brought to market relatively cheaply and quickly and at our last results presentation, we talked about the significant volume growth that we were expecting in FY2008, in the same way that we had volume growth over all of the years since we started the DLC, from this high-quality pipeline.

We delivered seven new projects, including Genghis Khan, Atlantis South and Stybarrow. Along with an additional four projects, which we expect to commission in the next six months, we are well on our way to achieving that 8 per cent volume growth that we flagged when this year started.

The board has also approved the construction of four new projects and earlier this week we announced pre-approval funding for RGP5, the expansion of our Western Australian Iron Ore assets, and this will enable growth in volume to continue.

Our business was and will be a long-term one. We cannot underestimate how critical it is to continue to identify new growth opportunities as we proceed through time and in this context we have added another 12 projects to our suite of options and to that jelly bean chart. Additionally we are targeting those investments to the right areas.

Our disciplined approach to capital investment is evident when you look at the projects that are currently in development. In the calendar year 2007, our Petroleum business achieved EBITDA margins of 75 per cent, Iron Ore 50 per cent and aluminium close to 40 per cent and I want to highlight in the next couple of slides how this quality, how this unique balance, this unique diversification in our portfolio, makes us perform.

Not only do we have a broad diversification across the carbon steel materials products, and I’ll talk about that in a little while, but we also have that in non-ferrous products and in energy. We therefore diversified within each of these categories. The carbon steel materials business is a good example. Demand for each of iron ore, metallurgical coal and manganese is ultimately driven by the demand for carbon steel or crude steel. Real steel consumption is growing strongly, at about 7 per cent per annum. China continues to perform strongly, with 72 million tonnes of production added in calendar year 2007, for a total output of almost half a billion tonnes. India, the Middle East, CIS and South America also showed strong steel production.

Over the last couple of months in particular, we have heard a lot about iron ore consumption in China and our view is not likely to be vastly different from yours. The fundamentals for Iron Ore, driven by steel, provide strong continued support for several years. We love our Iron Ore business, but steel making is not only about iron ore, it is also about metallurgical coal, and to the extent that steel makers are increasing capacity, the majority of growth being in large capacity blast furnaces, where high quality coking coal is an absolutely essential ingredient for attaining maximum hot metal productivity and the demand growth in metallurgical coal is being driven by the strong growth in the integrated steel making capacity in China, Brazil and India. In China, while they have their own domestic coking coal reserves, they are starting to experience quality and supply issues and they’ve started importing additional supply. In India and Brazil in particular, there is very little domestic supply, so all of the steel growth that is happening there has got a direct impact on metallurgical coal demand. And steel making is also about manganese, where we are the world’s largest producer. The majority of manganese ore is used in primary steel making to promote strength and resilience. So our exposure to steel making products is more than just iron ore. If anything, the fundamentals for manganese and coking coal look even better than that for iron ore.

For the current half year alone, EBIT generated from our coking coal business and Manganese business was about a billion dollars, or close to 60 per cent of the EBIT generated by our Iron Ore business, and historically I should point out that over time, Manganese, coking coal and Iron Ore prices are correlated; one goes up, the other one goes up.

Before finishing up on the results part of our presentation today, I want to talk about energy. Like carbon steel materials, energy is another broad commodity group where we have wide diversification. You may have seen this slide when it was presented by another industry player. It shows the US dollar per capita expenditure on various materials as GDP grows and I think it drew the conclusion that there is a great market for aluminium out there, but let me show you the complete picture.

Primary energy consumption is strongly correlated to economic development. World primary energy demand is predicted to grow by almost 50 per cent by 2030, primarily driven by developing economies like China and India, which are short on domestic energy reserves. On this chart, you can clearly see that the dollar value of just crude oil, for example, on a per capita basis, is an order of magnitude higher than that of non-ferrous metals and it grows at a far quicker pace at lower levels of GDP per capita.

So we know that energy demand is expected to grow strongly over time and as a supplier of natural resources, we have an important role in meeting the world’s growing energy and resources needs. Environmental issues will have an increasing impact on the fuel mix for power generation and it is in particular worthwhile noting that the perceptions around the nuclear industry are changing rapidly. We cannot predict what fuel choices will be ultimately made, but our diversified energy portfolio is exceptionally well positioned to meet the growing demand across the full suite of fuels.

So let me just recap for you. Given these fundamentals, why would you not want diversified energy exposure?

In summary, our diversified portfolios once again delivered excellent operating and financial results through a relentless focus on the base elements of our strategy. We are on track to deliver significant volume growth in 2008 from our newly commissioned projects and the additional projects which are expected to come on time on line in this half.

Our significant project pipeline provides great growth opportunities for the future. The long-term fundamentals of our businesses continue to support strong demand growth. In the shorter term, although we expect commodity markets to be resilient in this period of uncertainty, we are a bit more reserved about the short-term than we were 12 months ago. This concludes the results part of our presentation.

Today we announced our decision to make formal offers for Rio Tinto plc and Rio Tinto Ltd. Let me take you through what I believe is a compelling offer for the Rio Tinto shareholders but most importantly delivers value to our BHP Billiton shareholders.

As usual, I must refer you to the disclaimer statement. It is very important that you read and understand this statement. Perhaps as a start, it’s important to recount the events that have brought us to today. Early in 2007 we approached Rio Tinto on a private basis to raise the concept of a nil premium merger - this was prior to the Alcan acquisition - this was rejected by Rio Tinto.

On November 1 we made a confidential proposal to Rio Tinto to combine the two parties. Rio Tinto rejected the proposal and refused to enter into any discussions on the matter.

Following intense market speculation, on November 8 last year, BHP Billiton announced that it had previously and recently approached the Rio Tinto board with a proposal and subsequently, on November 12, we made public the key dimensions of that proposal.

So what has happened subsequently? In the global roadshows following our announcement, many shareholders told us that they clearly understood the compelling industrial logic of this combination. Irrefutable is what I would call it. However, despite our proactive approach and initiative to unlock value for the Rio Tinto shareholders, Rio Tinto continued to refuse to engage with us on our proposal, although I read in the press just when I walked in that they were considering our proposal, and on December 21, following Rio Tinto’s application to the takeovers panel, BHP Billiton was given notice that despite wanting to engage for as long as possible and wanting to be as patient as possible to explore avenues for value creation, we had to make our intentions clear by today.

So today we are announcing offers for all of the outstanding shares of both Rio Tinto plc and Rio Tinto Ltd. Given Rio Tinto’s continued refusal to engage and the deadlines set by the UK takeover panel, we have had no choice, despite our preference for engagement, to put our offer directly to the Rio Tinto shareholders.

Of course, Chinalco’s acquisition of 12 per cent in Rio Tinto plc is an interesting development in the process. That said, it doesn’t change our view on value, it doesn’t change our view and the market’s view about the compelling nature and the value unlock that can be had when these two great portfolios are put together. I will make some further comments on this in just a minute.

Due to the Rio Tinto DLC structure, we must make separate offers in order to acquire all of the shares in Rio Tinto. We are offering each Rio Tinto plc shareholder 3.4 BHP Billiton shares for every Rio Tinto plc share held. The 3.4 shares are made up of 80 per cent BHP Billiton plc shares and 20 per cent BHP Billiton Ltd shares and with a mix and match facility.

The offer to the Rio Tinto Ltd shareholders is 3.4 BHP Billiton Ltd shares for every Rio Tinto Ltd share held. I refer all Rio Tinto shareholders to the formal announcements that we have made with further detail on our offers.

It is important to note that the two offers that we have made for Rio Tinto plc and Rio Tinto Ltd are inter-conditional. The DLC structure of Rio Tinto means that we must succeed in both legs of the DLC and there is several important matters to note. The offers are subject to a number of pre-conditions pertaining to anti-trust clearances in the EU, US, Australia, Canada, South Africa and, of course, in Australia, FIRB approval. The offer documents will be posted to shareholders after these approvals have been obtained.

Secondly, we have decided to structure the offers such that they are conditional upon more than 50 per cent acceptances in each of the legs of the DLC - the publicly held shares in each of the DLC. Importantly, we believe that starting this process with a 50 per cent minimum acceptance condition gives Rio Tinto shareholders greater comfort that they will be able to realise the compelling benefits offered by this combination.

That said, I want to be very clear. The offer that we are announcing today delivers a very major value uplift for Rio Tinto shareholders compared to any real and feasible alternative that can possibly be envisaged for Rio Tinto on a stand-alone basis. We strongly believe that our offer will receive the necessary support to complete this transaction successfully and merge these two companies into the premium mining and energy diversified resources company in the world.

Finally, we have arranged a committed bank facility of $55 billion. This facility, together with the cash flows from the operations of the two companies and asset disposal proceeds, will provide us with all of the funding necessary to fund the proposed initial share buy-back of approximately $30 billion and any refinancing of Rio Tinto’s borrowings that may be required.

Let us recall the rationale for this combination. Why are we offering to combine these two companies? Because the combination will facilitate our ability to deliver more product more quickly. The product delivery would not only be faster and at a lower cost but at the same time it would enable us to remove the unnecessary duplication of activities between the two companies, and we believe the quantified synergies are in the order of $3.7 billion per annum by year 7. I want to stress that these synergies are unique to this combination, they don’t belong to anybody else, you don’t get them if you don’t put these two companies together. They are there to be captured for the benefit of both sets of shareholders, which, by our all scrip proposal, will have an ongoing role in the combined company.

We would create a diversified resources industry super major, with an unparalleled portfolio of tier one assets and strong growth portfolio. It would be uniquely positioned to service the extraordinary China urbanisation event that both BHP Billiton and Rio Tinto believe in and that we believe will transform the global economy over the next decades. The combined entity would be a core investment holding on a global basis and, importantly, it will deliver value to a broader set of stakeholders. For our customers, more product. For the communities in which we operate, genuine benefits.

Let us turn to the offer and our perspectives on value. During the first half of 2007, Rio Tinto traded at an average exchange ratio of about 2.7 to BHP Billiton, with the exception of periods where rumours of a possible BHP Billiton offer were in the market. Following Rio Tinto’s acquisition of Alcan, the share exchange ratio almost immediately dropped to 2.4 and stayed there until BHP Billiton made its proposal. These are two of the most heavily researched companies in their respective markets. They have a very substantial shareholder overlap, a large body of shareholders that are in a perfect place to relatively value these two companies, and it is against this backdrop that both companies presented their results and Rio Tinto had made very comprehensive presentations to the market in regards to Alcan. It’s very hard to argue that the market did not have all of the information to give a view on the relative value of these two companies and to establish a fair relative trading value.

That fair relative trading value was 2.4 and in a nil premium merger, that means that the Rio Tinto shareholders, in a combined entity, would have owned 36 per cent of the company.

For some guidance on the value impact following Rio Tinto’s flurry of announcements and presentations and so on and so on since our proposal, I suggest we turn to evidence from the market and what has been plotted here is the movement in market cap of Rio Tinto relative to an index of mining company peers and plotted since the announcement of our proposal. The index includes western mining companies with a market value over 20 billion, other than BHP Billiton, Rio Tinto and Xstrata, for obvious reasons, so we’re plotting the Rio Tinto performance against the index of peers. Flat means there has been no change. This index has historically been highly correlated to BHP Billiton and Rio Tinto stocks.

So by looking at the relative market capitalisation relative to the peer group, we should be able to see the events that have created additional and extra value and what this shows is that there’s been only one event that has affected the market’s perception of how much Rio Tinto was worth. That event was our proposal. The rest of the time it has been as flat as a table.

After that initial spike on the announcement of our proposal and a couple of little movements based on rumours, Rio Tinto has traded in line with its peers. Let me be clear. The acquisition of Chinalco at a rate of 12 per cent overnight for cash at, on the day, a 3.5 exchange ratio, does not constitute a price. There’s one offer on the table - that’s our bid - it’s the only one that is capable of being accepted after the pre-conditions have been cleared for all of the shareholders of Rio Tinto, both plc and Limited.

Before I turn to the value of the offer itself, there are additional background points I want to make. I want to emphasise again that this is an all-share transaction. Rio Tinto shareholders are being offered the chance to exchange their shares in a global diversified company for an even more diversified company and a better company. They’re receiving an instantaneous premium, a pro rata share of the combined synergies and an opportunity to participate in the long-term growth of our industry on a more diversified basis. Remember the only thing that matters here is the relative value of the two companies, and we are not talking about a nil premium merger, this is takeover offer and we’re comfortable with paying a premium for the change of control over the fair value, provided that the resulting deal still delivers value to our existing BHP Billiton shareholders, which it does.

In our presentation to the market in December, I set out the superior relative total shareholder performance of BHP Billiton from the date of the formation of our DLC to the date of approach. If anything, the BHP Billiton team would argue that it was the undervalued party.

In addition, the evidence of the market is that since our proposal was made public, the market has ascribed no new value to all of the communication, to all of the information released by Rio Tinto. However, in deciding the terms of our offer, we have taken a course that is responsible. We have talked to and listened to a major set of cross shareholders from both companies. We are putting to Rio Tinto an offer that is very compelling for Rio Tinto shareholders because it delivers to them a material value uplift. One not available on a stand-alone basis. While compelling for Rio Tinto shareholders, the offer is also responsible in the context of the existing BHP Billiton shareholders.

We have had three months to decide how we should take this matter forward in a manner that works for all shareholders. Today was the last day on which we could make this decision. We have been patient. We have taken all events, all information, into account into what we believe is a compelling and a rational proposal to both sets of shareholders. From here, the offer process will take many months but I’m convinced that this compelling offer ensures that BHP Billiton will unlock the value that is unique to the combination of these two portfolios.

The offer that we have announced is 3.4 shares, as I have said. It is a compelling uplift. Fair value, established by the market, would have given the Rio Tinto shareholders 36 per cent of the company. Our offer delivers 44 per cent of the combined company, a very material uplift from this 36 per cent. Again, this value uplift is not available on a stand-alone basis. At the same time, BHP Billiton can be confident that the transaction delivers value to them. Value, again, that is not available if we don’t put these two portfolios together.

Let’s look at the premium implied by our offer. Our offer delivers a 45 per cent premium to the combined average fair value market capitalisation of Rio Tinto. On this slide we have plotted the relevant precedents in a comparable sector. These are all stock mega mergers and takeovers in the resources and materials sector and against these precedents, we are offering a very substantial premium indeed, as can be seen on the slide.

Again, without sounding like a broken record, this value uplift is not available to the Rio Tinto shareholders on a stand-alone basis. If it were not for BHP Billiton’s offer and the value uplift that is unique to this combination, it is our strong view that the underlying fundamentals of Rio Tinto simply do not support anything like the current share price.

Secondly, they are being offered not only this premium but a pro rata share of future value. I think this is a good point to make some further comments on the Chinalco stake. We have regarded this as an interesting, although not entirely unforeseen, set of events. We note that there’s been much speculation on motive. Chinalco has described the investment as strategic in character. What is, however, clear is it implies a very positive long-term view on the sector.

As I have said, the offer terms must deliver value for BHP Billiton shareholders. It will deliver our shareholders 56 per cent of the enlarged company, with a materially enhanced even more diversified asset portfolio and superior future growth options. Additionally, they will secure a pro rata share in the unique and material value unlocked by this combination alone. Let me assure BHP Billiton shareholders that we are very, very focused on the value impact on you. This transaction will be accretive to earnings per share and cash flow per share in the first full year following completion of the transaction. The value accretion for BHP Billiton shareholders is materials and I remind them of the outstanding growth in total shareholder return delivered by BHP Billiton after the 2001 DLC merger, outstanding in both an absolute sense and relative to Rio Tinto.

Turning now to process, as I have mentioned earlier, the posting of offer documentation is subject to pre-conditions obtaining anti-trust clearances in the EU, Australia, the United States, South Africa and further approval in Australia. We expect the necessary clearances to be obtained in the second half of 2008. We have already progressed prenotification discussions with the European Commission and we expect we will file formal notification in the first quarter of 2008, with clearances anticipated in the second half. We expect that formal notifications will be filed with regulators in other jurisdictions in due course. We are prepared for a detailed and thorough regulatory review and following detailed analysis, we believe that any regulatory concerns can be addressed without meaningfully impacting the benefits of the combination.

Before concluding, let me turn again to BHP Billiton’s track record since our own merger in 2001, one delivering superior volume growth, 8 per cent for us versus 4 per cent for Rio Tinto, and superior value, 37 per cent growth in value per annum versus 29 per cent of value per annum in the case of Rio. Both BHP Billiton and Rio Tinto shareholders should consider this as an example of the potential benefits of corporate renewal as they consider the implications of our offer.

In summary, we privately approached Rio Tinto on 1 November. We believe that in the pre-approach, the relative market capitalisations of the two companies implied fair value on the order of 2.4 as a share exchange ratio. That would have given Rio Tinto 36 per cent. A letter delivered to the Rio Tinto board sought discussions on all of the terms, and I repeat sought discussions on all of the terms outlined in our proposal. Rio Tinto refused to engage. We announced the proposal on November 12 allowing both sets of shareholders and others to contemplate the proposal terms and its logic.

Since that date, we have continued to seek discussions and we have concurrently spoken to the majority of Rio Tinto and BHP Billiton’s major shareholders and we have sought their input and observations. We have now tabled a pre-conditional offer of 3.4 BHP Billiton shares for each Rio Tinto share. This delivers Rio Tinto shareholders 44 per cent of the combined entity and an implied premium for control of 45 per cent, whilst still delivering value for the BHP Billiton shareholders. It is a unique opportunity to unlock value. BHP Billiton is putting this compelling, realistic and responsible offer to all of the Rio Tinto shareholders.

On that note, I would like to finish and take questions. We will take questions from various locations in turn, starting here in Sydney, and if I could please ask that you address the questions to me in the first instance and I will pass them around to other colleagues that are present here today as required. Can I have the first question in Sydney, please.

QUESTION: I was wondering if you could just talk a little bit about the comments in your offer document that lead to the potential for a scheme and your comment in there that says you would be prepared to alter the terms of the offer. I am just wondering if you could explain what you mean by that?

MARIUS KLOPPERS: I think what it tries to say in legalese is that it is possible to convert the 50.1 minimum acceptance pre-conditional bid that we have got on the table to a scheme. Obviously, any scheme would require the approval of the Rio Tinto shareholders and you should absolutely not read anything more into that, other than the fact that we can alter this into a scheme should we get Rio Tinto board support.

QUESTION: The second half of your comment in the release says you may alter the terms subject to approval from the UK takeover panel and an Australian corporation or ASIC. Does that mean you are prepared to enter discussions to get an agreeable outcome that may or may not be different to the current proposal?

MARIUS KLOPPERS: This is a firm bid, it is the only bid that has been made and it is a compelling bid. I think the language in that document is just around the change because as you know, a scheme follows recommendation and it merely leaves open the possibility for the avoidance of doubt that you could not convert what is a 50 per cent acceptance condition to a scheme where you need a 75 per cent vote on the day.

QUESTION: I wanted to ask again around the aspect of the bid. Obviously, dropping the acceptances from a compulsory 90 per cent to a scheme of 75 per cent, now to 50 per cent, could you clarify if any parties, either singular or together, were to get a blocking stake, that they would actually need more than the 49.9 and also can you clarify if a company wanted to block this, at what level, if they bought the plc stock, would they need to be going to FIRB in Australia to actually be getting approval for moving here?

MARIUS KLOPPERS: Sorry, I lost my train of thought there on the first one. On the 50 per cent minimum acceptance condition, I should just reiterate that this is our first bid. We have made one proposal, which was based on a scheme, because at the time we were seeking the recommendation of the Rio board. We have never put a bid on the table with a 90 per cent acceptance condition. This is the first bid and it’s the only bid that we have made.

In terms of the specific conditions around FIRB approval, I am not a legal expert, but I think, if I recall correctly, but please don’t take this as gospel, it is a 15 per cent threshold and I think that last time I looked, the London register was about three-quarters of the total register, so I guess it depends a little bit on what you take in both registers that gets you up to that 15 per cent threshold in the combined entity. But my legal people will probably tell me that that is an overly simplistic explanation, so it is not complete.

QUESTION: Forgive me for asking an operational question. I am just interested in the Bowen Basin. Just looking for some clarity around performance up there following the floods. How long do you think you will be disrupted for, what sort of impact in terms of volumes do you think you’ll see from your metallurgical coal business obviously in this period?

MARIUS KLOPPERS: I think that operational questions are the most important ones that we can answer because we focus on that above anything else. We have not released any data on potential losses of coal production there into the market. I can tell you that the impact has been large. We were very concerned about the safety of our employees, but I think Marcus here is probably the best person to give us better insight. Marcus, if you want to add a few words to that.

MARCUS RANDOLPH: Just for people that aren’t very familiar with this. It was actually reported in one of the newspapers that the volume that was in one of the mining pits, not ours was 20 per cent of the volume of the water in Sydney Harbour. So there was a lot of water that hit the Bowen Basin and there were a number of companies that declared force majeure, including ourselves. Our volume impact, I would guess that we will lose something more than two weeks in terms of what we are able to take out into the market, and it hit the market at a time that it was very tight. I cannot really comment on what has happened in the other companies, but note that most of them, of the major producers, did ultimately declare force majeure.

QUESTION: What I am understanding is that the Japanese and European steelmakers are formally opposing the combination of BHP and Rio Tinto as consumers and they ask the European regulators not to approve your combination because of the typical anti-monopoly policy. So how do you pressure those consumers that there could be some merit for them? Also, you always mention the Chinese growth about these combinations. Have you ever got any implicit approval from Chinese authorities about your combination with Rio Tinto?

MARIUS KLOPPERS: I think a couple of questions embedded in there. The best way that we can serve our customers is to produce more, the absolute best way. I think that we are very committed to growing the output from all of our volumes for all of our products. We have shown that over the last seven years. We have grown at twice the rate as Rio Tinto has. You will have seen that we have just pre-approved a billion dollars or so of capital to continue to accelerate our iron ore production. The only way that our customers are going to get the products that they need is if we make more and we have been the more aggressive company in terms of deploying capital and what we are saying is if we put these two companies together, we will produce even more product. That is pro-competitive. Ultimately, because the Australian iron ore resource base is most close to the Asian markets, that are growing most rapidly, the combination of this company growing more quickly ensures that the Asian customers will get product from the lowest cost supply region. All we want to do is grow production and take prices. We don’t set prices. The marginal producers in all of our products set prices, as one can clearly see in the existing iron ore market where there is a shortfall and the marginal producers in China are the ones setting the high end of the cost curve. We believe that this is a compelling argument and for the avoidance of doubt, I can state that our only desire is to continue to grow our output to serve our customers better.

QUESTION: Just asking a question about clearly this process is to take some time and it will be a considerable distraction for management, both for BHP Billiton and to Rio, so what steps are you taking to both retain management, particularly at the operational levels that you talked about, and to retain their focus?

MARIUS KLOPPERS: I think that is why I commented on Brendan’s comment that operational issues are the most important. We have outperformed, our cost control is better, our volume growth is better, and it is because we operate our businesses on the operational side, not in anticipation of what could or should happen from the operations perspective. They are asked every day to execute our baseline strategy safely 100 per cent of the time at 100 per cent of capacity, and I think that it is very exciting times for the BHP Billiton people to be part of a willing team. We have outperformed by every measure and I think it is on that basis that we make a very compelling proposition to employees and that they want to be part of this team. I think that will continue to be the case as we go forward. Marcus, any comments? This is your bread and butter every day.

MARCUS RANDOLPH: You asked two questions. One, how do we motivate and how do we keep them focused. The motivation side isn’t a problem. This is exciting stuff. Our people are very interested in it, they want to be part of it and they like being part of an industry-leading company like BHP Billiton.

On the other side, it is actually a question of quarantining them. We have a transaction team that is very focused on the transaction and that is what they do. We have an operating team that is very focused on the operating results and that is what they do, and keeping those two activities separate is actually the best way to keep focus.

MARIUS KLOPPERS: I will take one more question here and then give the guys in London a chance.

QUESTION: I just wanted to ask you, you mentioned the significant increase that your offer has made to the Rio share price when your offer was for 3 for 1. How and why did you come up with the 3.4 number?

MARIUS KLOPPERS: I think in any offer you have to take into account the value for your own shareholders first and foremost. We hope to accrue value to our existing shareholders through the combination. That means that we have to take into account all of the views that we have heard from the market, from the joint shareholders and other sources and we have to place our offer at a level that we can succeed, that we feel confident of succeeding so that we can deliver value to our shareholders. I think that is the decision-making process that has been followed here. Let me step over to London, perhaps. I will come back to Sydney. Alex, I have lost you off the screen. I don’t know if there are any questions from London.

ALEX VANSELOW: I believe there might be some questions on the telephone because it’s about midnight here.

QUESTION: Good morning to you, Marius. Marius, firstly with regard Rio Tinto, there is a crossholding of plc and Limited. Have you had advice if that can be used as a blocking mechanism or do you think you’ll get clear passage with regard that and, secondly, what level of asset sales are envisaged? Rio Tinto, obviously, have an asset sale program going forward. Do you expect to increase that or maintain it, and then finally, with regard anti-trust, if one individual jurisdiction were to give a negative ruling, would that unravel the deal or would you be able to proceed?

MARIUS KLOPPERS: With regards to the crossholding, our offer is for 100 per cent of these companies. Alberto, perhaps in London, I don’t know if you can give any additional insight. You are probably the person who’s got the most knowledge around this topic.

ALBERTO CALDERON: It’s obviously been considered and I would give the same answer, for the 100 per cent which are making the offer, it won’t make any difference. In Australia, it’s the free float which is the crucial one.

MARIUS KLOPPERS: My apologies. I did lose track of the second and third part of your questions. Just repeat them to just remind me, please, quickly.

QUESTION: The second question was regarding asset sales, do you envisage increasing asset sales or maintaining that level, and the third question was regarding regulatory jurisdiction, if one gave a negative ruling, would it unravel the whole deal?

MARIUS KLOPPERS: I think on the first one, we have had a program of asset sales in the past. We have noted in prior communication that we note with interest the Rio Tinto asset sale program that has so far unsuccessfully been undertaken and we noted that the sale of things like packaging and so on wouldn’t impact our strategy, so you can take it from that that our general approach around that is supportive. I think as you put companies together, it’s very important that you keep them as simple as possible and last time I pointed out how we have progressively sold assets from our portfolio in order to make them as large and as simple and as easy to manage as possible. I think you should take it as read that when we put these two portfolios together, we are going to take a combined look at what is core and non-core and, on balance, the company being larger, the threshold for what we would consider core and non-core probably, on balance, moves up, but that’s basically in line with what I have said before.

On the regulatory issues, there are some slight differences in the various regimes. I wouldn’t like to go into the exact detail of how that works. You can take a look at the documentation that has been posted as well to get more detail. Again, Alberto, probably you are the person that is most across the fine detail of that. You might want to make an additional comment on that.

ALBERTO CALDERON: The pre-conditional, by definition, is conditional. Specifically, it is very clear for the UK takeover panel here that it is pre-conditional and you’re reaching an agreement with the EU regulatory body, so that would be the single most important precondition.

MARIUS KLOPPERS: So in all of the other jurisdictions, just to make that precise, on the EU it’s reaching agreement, on all of the others it’s sort of a - I don’t know what the exact word is. Material, would that be correct?

ALBERTO CALDERON: Material, but some of them, like Japan, is after the closure, so they all vary, but it would have to be material and that’s a more subjective definition, but the very objective one is on the EU.

MARIUS KLOPPERS: Can I have the next question from the phone lines, please.

QUESTION: I was just wondering with the offer, in particular to the UK shareholders with the 80/20 and the mix and match approach, whether you might consider offering what I’d call full-scrip flexibility or enhanced-scrip flexibility, where you offered them, if they wanted, to get 100 per cent limited shares, so you could have 100 per cent available. Obviously, it would be subject to them taking a minimum of 20 per cent so you could maintain a majority listing of the entity in Australia, but offer them sort of a full-scrip flexibility where if they wanted 100 per cent, everyone could take that if they wanted, and that might, with BHP Billiton trading about 14 per cent higher in Australia than London, it is sort of an effective way of bumping the offer to the London shareholders without actually having to increase the scrip ratio.

MARIUS KLOPPERS: I think the bid is what it is, it is what it is after considering all of those elements and we believe at the end of the day it’s one that is so attractive that it is highly capable of being accepted. It’s no longer a proposal and open for discussion and so on, it’s now just a bid which is firm.

QUESTION: I’m just wondering is there any barrier to you offering more limited shares, like say 60/40 or 50/50, if necessary, to get a Rio board approval, extra flexibility, and is there any particular barrier to it?

MARIUS KLOPPERS: We think that this is an offer that is compelling to all of the shareholders, we think the terms have been very, very carefully considered, all aspects have been taken into account and this is the one that has been tabled, so thank you. Can I have the next question on the phones?

QUESTION: I have a couple of questions. The first one is in the offer document. It states that BHP shareholders would need to approve the transaction. What is the voting threshold for that approval process?

MARIUS KLOPPERS: It has been a little long since I examined UK class 1 transaction thresholds. Alberto, I am going to refer to you.

ALBERTO CALDERON: It’s a majority of Plc and Limited and it’s a majority of both.

MARIUS KLOPPERS: My apologies. I misinterpreted the question. Obviously you need a majority of the shareholders to vote for the transaction. I thought you meant the transaction size limit when voting under UK law. Obviously, both legs of our company need to vote on a majority basis, so there is an inter-conditionality there as well.

QUESTION: My second question is you state in the offer documents that the bidder statement won’t be coming out until the pre-conditions have been satisfied. Can you give us a rough idea on how long it would take to satisfy those pre-conditions?

MARIUS KLOPPERS: Yes. I don’t think we have got any updated guidance today on the time frame of nine to 12 months. It’s very difficult to give you an exact date on that.

QUESTION: Does that mean it would take nine to 12 months for the pre-conditions to be satisfied and therefore it will be another nine to 12 months before an official bidder statement gets released to the market, is that what you are saying?

MARIUS KLOPPERS: Let me be a little bit more precise. To go through the exact timing of the UK, timetable that basically drives this transaction, is a little complex here, but in the UK, you effectively have an 81-day timetable and the bidding statements would be posted somewhere at the start of that 80 day timetable, so take that off the total time that we have indicated here and you’ve got, more or less, although a very imprecise, indication of when bidders’ documents will be posted.

QUESTION: Just a question about Chinalco and Alcoa. Would BHP Billiton be prepared to negotiate with Chinalco and Alcoa with assets of the combined group in order to win the support of their 12 per cent shareholding?

MARIUS KLOPPERS: I think I wouldn’t like to speculate on something which we have not considered. Obviously, we must abide by all of the regulations and laws surrounding how bids are made.

QUESTION: So far, the Rio Tinto board hasn’t met with you over this offer. When do you expect to meet with them, if at all, following your offer today?

MARIUS KLOPPERS: I was heartened by the announcement that they put out that they were considering the offer, but it would be very difficult for me to speculate whether that actually leads to any interaction.

QUESTION: I’d like to ask a marketing question. Obviously, some of your customers are concerned particularly about the strengths of iron ore marketing, so could you please update us on the intentions to move to an independently managed iron ore index basis and could you please also talk to us about the great longer term deal you have just down with Baosteel last week, which I understand is not a benchmark link deal, and then compare that to industry speculation of Rio Tinto’s deal that they have just done with Hyundai last week, which I believe is a benchmark link deal. Which is going to offer most of the upside to shareholders, in your view?

MARIUS KLOPPERS: I think we have got to think about customers’ interests first and our view has long been that if you allow the market to set prices, you get the production to follow in the right regimes. That has been the basis of all of our market interaction. In the iron ore market, there have been some substantial changes in the benchmark pricing system. It is difficult to estimate, but my personal estimate would be that there are now more tonnes traded on a non-benchmark basis than on a benchmark basis. Most of these tonnes come from India and then, obviously, the domestic Chinese Iron Ore production. It is the high cost of production of these marginal tonnes that is setting the Iron Ore price in the market. My job, ironically enough, is to compete with these high-cost producers off the cost curve by low-cost expansions, and that is the value to the customer. But in the meantime, our belief is that in a considered manner, the market clearing price is the correct price for any product, and it is on that basis that it’s not us driving the market. The market change, ironically, has been driven by domestic Chinese producers and Indian producers that have driven this market.

I think the wording that we put out in our press release clearly states that Baosteel and ourselves see that these changes are happening and that, in a very pragmatic basis, we decided to annually discover that price for ourselves, and that’s basically what the statement says.

I am really not privy to the contract details of a competitor, so any speculation about the Hyundai contract would be speculation on my part. I can, however, say that I think that in good faith, given the strength of the relationship between Baosteel and ourselves, we will discover a market price every year. Sometimes it might be good. Sometimes it might be not such a good price. But it will reflect the supply demand fundamentals.

QUESTION: Just as a second, could you comment on recent industry advice on Mount Gibson, for example, who supposedly has organised a contract that is benchmark linked, then a 50/50 sharing of the difference between the benchmark settlement and the spot price?

MARIUS KLOPPERS: It is difficult, once again, for me to comment on contract terms that I have no insight into. I think the thing that you should take away is that the market has changed and customers actually realise that market prices deliver them supply in the long run. We are sort of almost reaching the end of our time here, but if you want to go ahead.

QUESTION: You talk about the synergies being $1.7 billion, plus another two or three, or whatever it is, in the years to come and it is accretive. Is that based on full acquisitions or what happens if you don’t? Is it still EPS accretive if you don’t get full acquisition?

MARIUS KLOPPERS: We haven’t put any analysis out on a non-fully acquired basis. Our objective here is to acquire the whole company and we believe that the bid is absolutely capable of delivering that to us. I think one last question from the telephones and then I am going to wrap that up.

QUESTION: Marius, good morning. Is the bid last and final?

MARIUS KLOPPERS: This is a bid that has been very carefully considered, taking into account all information up to the last possible moment before the put up or shut up expired. It’s an uplift from 36 to 44 per cent for the economic ownership of Rio Tinto and it gives them a 45 per cent premium on an undisturbed basis. We think that this bid is compelling, while at the same time also being rational from a BHP Billiton perspective.

On that note, I’d love to talk more to you, but we have to close here. I unfortunately, got other commitments. I want to thank in particular the people that have stayed up to participate. Obviously for all of you here in Sydney that have come here this morning, it’s been a pleasure talking to you and we count on your continued support. Thank you very much.

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The directors of BHP Billiton accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement (the “Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.